Exhibit 99.2

Evotec Announces Sale of API Manufacturing Facility to Monacum Partners

•	Evotec divests chemical API-focused CDMO operation in Halle/Westphalia (Evotec DS) to Monacum Partners

•	Transaction aligns with Evotec’s strategic optimization efforts, concentrating resources on key growth drivers

•	New ownership committed to maintaining and growing the business

Hamburg, 05 November 2024:

Evotec SE (Frankfurt Stock Exchange: EVT, SDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) has announced the sale of its chemical API manufacturing site, Evotec DS GmbH, located in Halle/Westphalia, to Monacum Partners GmbH - a Munich based Private Equity firm. This transaction forms part of Evotec’s “Priority Reset” initiative launched in April 2024, which aims to foster profitable growth by refining the company’s operational footprint and focusing on its primary growth sectors and core competencies.

Evotec DS in Halle/Westphalia is a specialized CDMO (Contract Development and Manufacturing Organization) with a strong foundation in chemical APIs, intermediates, and building blocks, which provides an end-to-end service portfolio, encompassing development to commercial-scale manufacturing.

The transaction presents an opportunity for Evotec DS to achieve its growth ambitions under new ownership. Under the agreement, all business operations and the entire workforce at Evotec DS will transition to Monacum Partners and continue business as DAPIN GmbH (Deutsche API & Intermediates). Financial terms of the transaction were not disclosed.

About Evotec SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 5,000 highly qualified people. The Company’s sites in Europe and the USA offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

About Monacum Partners

Monacum Partners is a Munich based private equity firm, focused on repositioning of European headquartered businesses. The core of Monacum Partners strategy, is acquiring underperforming companies with significant operational improvement potential and support them through proven turnaround playbooks, implemented by Monacum Partners’ highly experienced operational team. For additional information please go to www.monacumpartners.com.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” ‘Plan,” ‘Potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Investor Relations

Volker Braun

EVP Head of Global Investor Relations & ESG

Volker.Braun@evotec.com

Media

Susanne Kreuter

VP Head of Strategic Marketing
Susanne.Kreuter@evotec.com

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